                        1934 Act Registration No. 1-31731

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated January 14, 2004

                           Chunghwa Telecom Co., Ltd.
                 (Translation of Registrant's Name into English)


                            21-3 Hsinyi Road Sec. 1,
                           Taipei, Taiwan, 100 R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)


             Form 20-F     x                        Form 40-F
                       ---------                              ----------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                              No    x
                      ---------                       ---------

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    2004/01/14

                                           Chunghwa Telecom Co., Ltd.

                                       By:   /s/   Hank H. C. Wang
                                           -----------------------------------
                                     Name: Hank H. C. Wang
                                    Title: Senior Managing Director
                                           Finance Department

                                     Exhibit

Exhibit           Description

1 Announcement on 2003/12/12: Chunghwa Telecom intended repurchase of shares is unlikely to take place before the end of 2003.
2 Announcement on 2003/12/25: Mobile Business Group of Chunghwa Telecom announced the strategic partners for year 2004.
3 Announcement on 2003/12/26: Chunghwa Telecom acquired telecom material from TISE. Accumulated cost was NT$512,165,533.
4 Press Release on 2004/01/08: Chunghwa Telecom Co., Ltd., (Chunghwa Telecom) ("the Company") (TAIEX: 2412, NYSE: CHT), would like to clarify the following regarding the resignation tendered by the President of the Company.
5    Announcement on 2004/01/09: December 2003 sales

                                                                    EXHIBIT    1

Chunghwa Telecom intended repurchase of shares is unlikely to take place before the end of 2003.

Date of events: 2003/12/12

Contents:

1.   Date of occurrence of the event: 2003/12/12
2.   Cause of occurrence: none
3.   Countermeasures: none
4. Any other matters that need to be specified: Chunghwa Telecom announced the intended repurchase of its total outstanding shares is unlikely to take place before the end of 2003. Chunghwa Telecom intends to continue to explore means of effecting a share repurchase and in its absence will seek to maintain the historical cash dividend payout ratio of approximately 90% of its annual net income.

                                                                    EXHIBIT    2

Mobile Business Group of Chunghwa Telecom announced the strategic partners for year 2004.

Date of events: 2003/12/25

Contents:

1.   Date of occurrence of the event: 2003/12/25
2.   Counterparty to the contract:(1) Senao International Co., Ltd.
     (2) Synnex Technology International Corp.
     (3) Aurora Corporation Communications Business Group
3.   Relationship to the Company: None
4.   Starting and ending dates or rescission date: 2004/01/01~2004/12/31
5. Major content (not applicable where rescinded): Strategic partners (1) to provide Chunghwa Telecom outlets with mobile terminals to be sold (2) to promote Chunghwa Telecom mobile SIM cards
6.   Restrictive covenants (not applicable where rescinded): None
7.   Effect on company finances and business (not applicable where rescinded):
     Enhancing competitiveness of Chunghwa Telecom mobile business
8. Concrete purpose/objective (not applicable where rescinded): Promoting Chunghwa Telecom mobile SIM cards and value-added services
9.   Any other matters that need to be specified: None

                                                                    EXHIBIT    3

Chunghwa Telecom acquired telecom material from TISE. Accumulated cost was NT$512,165,533.

Date of events: 2003/12/26

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Reallocating DSL lines installed in Chu-Nan.
2.  Date of the occurrence of the event: 2002/12/27~2003/12/26
3. Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price: Total transaction price NT$512,165,533.
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Standard Electronics Ltd.
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N.A.
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: N.A.
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N.A.
8. Terms of delivery or payment (including payment period and monetary amount): In accordance to the contract.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the government procurement law.
10. Name of the professional appraisal institution and its appraisal amount: N.A.
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N.A.
12. Is the appraisal report price a limited price or specific price?: N.A.
13. Has an appraisal report not yet been obtained?: N.A.
14. Reason an appraisal report has not yet been obtained: N.A.
15. Broker and broker's fee: N.A.
16. Concrete purpose or use of the acquisition or disposition: Telecom material.
17. Do the directors have any objection to the present transaction?: No.
18. Any other matters that need to be specified: None.

                                                                    EXHIBIT    4

Press Release on 2004/01/08:

      Clarification on the Resignation of the President of Chunghwa Telecom

Taipei, January 8, 2004 - Chunghwa Telecom Co., Ltd (Chunghwa Telecom) ("the Company") (TAIEX: 2412, NYSE: CHT), would like to clarify the following regarding the resignation tendered by the President of the Company:

When Mr. Shyue-ching Lu, President of Chunghwa Telecom attended the Science, Technology and Information Commission meeting of the Legislative Yuan on Monday, January 5, 2004, Mr. Lu was criticized by a council member who said that he has stayed in his position for too long. Mr. Lu subsequently tendered his resignation to Chairman Ho Chen Tan. Chairman Ho Chen regarded it as a stand-alone incident and rejected Mr. Lu's resignation. He tried to convince President Lu to stay because of his many accomplishments in the past. He also allowed Mr. Lu a one-week vacation and hoped that he will continue his contribution to Chunghwa after his return.

The Company also would like to clarify that Chairman Ho Chen did not either expressly or indirectly ask President Lu to resign one month ago. He also never discussed the replacement of President Lu with the ten Vice Presidents. As such, no successor was discussed.

Despite fierce market competition, Chunghwa Telecom has exceeded 8 million mobile subscribers and reached 1.93 million ADSL HiNet customers. These achievements were obtained as a result of the great efforts of its staff under the leadership of the Chairman and President. Furthermore, the success of the ADR listing was a result of the strong performance by the management team and was also well recognized by the global financial community.

                                                                    EXHIBIT    5

                                Chunghwa Telecom

                                 January 9, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2003

1) Sales volume (NT$ Thousand)


---------------------------------------------------------------------------------------------
   Period            Items              2003           2002          Changes            %
---------------------------------------------------------------------------------------------
December          Invoice amount      17,751,384      17,205,759        545,625        3.17%
---------------------------------------------------------------------------------------------
Jan - December     Invoice amount     210,473,943     207,388,980      3,084,963        1.49%
---------------------------------------------------------------------------------------------
December          Net sales           15,367,780      14,972,359        395,421        2.64%
---------------------------------------------------------------------------------------------
Jan - December     Net sales          179,143,268     176,089,011      3,054,257        1.73%
---------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)


---------------------------------------------------------------------------------------------
                                     Balance as of period end
---------------------------------------------------------------------------------------------
                              This Month           Last Month             Limit of lending
---------------------------------------------------------------------------------------------
CHT                             0                    0                         0
---------------------------------------------------------------------------------------------
CHT's subsidiaries              0                    0                         0
---------------------------------------------------------------------------------------------

3) Endorsements and guarantees (NT$ Thousand)

--------------------------------------------------------------------------------------------------------
                             Change in This Month   Balance as of period end   Limit of endorsements
--------------------------------------------------------------------------------------------------------
CHT                               0                          0                       0
--------------------------------------------------------------------------------------------------------
CHT's subsidiaries                0                          0                       0
--------------------------------------------------------------------------------------------------------
CHT endorses for subsidiaries                                0                       0
--------------------------------------------------------------------------------------------------------
CHT's subsidiaries endorse for CHT                           0                       0
--------------------------------------------------------------------------------------------------------
CHT endorses for PRC companies                               0                       0
--------------------------------------------------------------------------------------------------------
CHT's subsidiaries endorse for PRC companies                 0                       0
--------------------------------------------------------------------------------------------------------

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

--------------------------------------------------------------------------------
Underlying assets / liabilities                                 N/A
--------------------------------------------------------------------------------
Financial instruments
--------------------------------------------------------------------------------
Realized profit (loss)
--------------------------------------------------------------------------------

a-2 Hedging purpose (for the position of floating rate liabilities)

--------------------------------------------------------------------------------
Underlying assets / liabilities                                  N/A
--------------------------------------------------------------------------------
Financial instruments
--------------------------------------------------------------------------------
Realized profit (loss)
--------------------------------------------------------------------------------

b   Trading purpose : None